CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$975,000	$113.20

Pricing supplement no. 1345 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 197-A-I dated August 25, 2010	Registration Statement No. 333-155535 Dated June 3, 2011 Rule 424(b)(2)

$975,000 Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar due June 15, 2012

General

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The notes are designed for investors who seek capped exposure to the appreciation of an equally weighted basket of two currencies relative to the U.S. dollar from and including the pricing date to and including the Observation Date. Investors should be willing to forgo interest payments and, if the Ending Basket Level is less than the Starting Basket Level by more than 10%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Senior unsecured obligations of JPMorgan Chase & Co. maturing June 15, 2012*
—	Minimum denominations of $1,000 and integral multiples thereof
—	The notes priced on June 3, 2011 and are expected to settle on or about June 8, 2011.

Key Terms

Basket:	An equally weighted basket of two currencies (each a “Reference Currency,” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to the U.S. dollar (the “Base Currency”)
Reference Currencies:	The following table sets forth the Reference Currencies, the Starting Spot Rate† for each Reference Currency, the applicable Reuters Page and the weighting of each Reference Currency:

Reference Currency	Starting Spot Rate†	Reuters Page	Reference Currency Weight
Russian ruble (RUB)	27.8821	EMTA	50%
Norwegian krone (NOK)	5.3473	WMRSPOT06	50%

†The Starting Spot Rate of each Reference Currency is expressed in terms of a number of units of Reference Currency per U.S. dollar, based on the applicable rates displayed on the applicable Reuters page at the same approximate time that the Spot Rate for such Reference Currency on any date is to be determined as specified under “Additional Key Terms — Spot Rate” in this pricing supplement.

Payment at Maturity:

If the Ending Basket Level is greater than or equal to the Starting Basket Level, at maturity, you will receive a cash payment, for each $1,000 principal amount note, that will be calculated as follows:

$1,000 + [$1,000 × (the greater of (a) the Digital Return and (b) the Basket Return)]

If the Ending Basket Level is less than the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will lose 1% of the principal amount of your notes for every 1% that the Ending Basket Level is less than the Starting Basket Level, and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Basket Return)

You will lose some or all of your initial investment at maturity if the Ending Basket Level is less than the Starting Basket Level by more than 10%.

Digital Return:	8.00%
Contingent Buffer Amount:	10%
Basket Return:	Ending Basket Level – Starting Basket Level
Starting Basket Level
In no event, however, will the Basket Return be less than -100%.
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The Basket Closing Level on the Observation Date
Basket Closing Level:

The Basket Closing Level on any currency business day will be calculated as follows:

100 × [1 + (RUB Return × 50%) + (NOK Return × 50%)]

The RUB Return and NOK Return are the Reference Currency Returns of the Russian ruble and the Norwegian krone, respectively. Because the Reference Currency Returns are expressed as the Starting Spot Rate minus the Ending Spot Rate, divided by the Starting Spot Rate, the Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside.

Please see “Additional Key Terms — Reference Currency Return,” “How Do Currency Exchange Rates Work?” and “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.

Observation Date:	June 12, 2012*
Maturity Date:	June 15, 2012*
CUSIP:	48125XTN6
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Calculation Date” in the accompanying product supplement no. 197-A-I

Investing in the Digital Plus Contingent Buffered Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 197-A-I and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$10	$990
Total	$975,000	$9,750	$965,250
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-15 of the accompanying product supplement no. 197-A-I.
(2)	J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-29 of the accompanying product supplement no. 197-A-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

June 3, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 197-A-I dated August 25, 2010. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated term sheet related hereto dated June 1, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 197-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 197-A-I dated August 25, 2010:

http://www.sec.gov/Archives/edgar/data/19617/000089109210003589/e39856_424b2.pdf

—	Prospectus supplement dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

—	Prospectus dated November 21, 2008:

http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Additional Key Terms

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CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York, and the principal financial center for the applicable Reference Currency (Moscow, Russia, with respect to the Russian ruble and Oslo, Norway with respect to the Norwegian krone) and (b) banking institutions in The City of New York and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close.

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SPOT RATE — The Spot Rate of each Reference Currency relative to the U.S. dollar on a given date is expressed as a number of units of the applicable Reference Currency per U.S. dollar and is equal to the applicable rate reported by Reuters Group PLC (“Reuters”) on such date of determination on (i) for the Russian ruble, Reuters page EMTA between 12:00 and 12:30 p.m., Moscow time and (ii) for the Norwegian krone, Reuters page WMRSPOT06 at approximately 4:00 p.m., Greenwich Mean Time.

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REFERENCE CURRENCY RETURN — The Reference Currency Return with respect to a Reference Currency reflects the performance of the applicable Reference Currency relative to the U.S. dollar, calculated as follows:

Starting Spot Rate – Ending Spot Rate

Starting Spot Rate

Because the Reference Currency Returns are expressed as the Starting Spot Rate minus the Ending Spot Rate, divided by the Starting Spot Rate, the Reference Currency Return with respect to each Reference Currency is effectively capped at 100%, with no limit on the downside.

Please see “How Do Currency Exchange Rates Work?” and “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information.

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ENDING SPOT RATE — The Ending Spot Rate with respect to a Reference Currency on any currency business day is the Spot Rate of such Reference Currency relative to the U.S. dollar on such currency business day.

JPMorgan Structured Investments — Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar	PS-1

How Do Currency Exchange Rates Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate for each of the Reference Currencies is expressed as the number of units of the applicable Reference Currency per U.S. dollar. As a result, a decrease in a Spot Rate from the pricing date to the Observation Date means that the relevant Reference Currency has appreciated / strengthened relative to the U.S. dollar from the pricing date to the Observation Date. This means that one unit of the relevant Reference Currency could purchase more U.S. dollars on the Observation Date than it could on the pricing date. Viewed another way, it would take fewer units of the relevant Reference Currency to purchase one U.S. dollar on the Observation Date than it did on the pricing date.

Example 1: The Russian ruble strengthens from the Starting Spot Rate of 28 Russian rubles per U.S. dollar to the Ending Spot Rate of 25.20 Russian rubles per U.S. dollar.

The Reference Currency Return is equal to 10.00%, calculated as follows:

(28.00 – 25.20) / 28.00 = 10.00%

Example 2: The Russian ruble strengthens from the Starting Spot Rate of 28 Russian rubles per U.S. dollar to the Ending Spot Rate of 0.0028 Russian rubles per U.S. dollar.

The Reference Currency Return is equal to 99.99%, which demonstrates the effective cap of 100% on the Reference Currency Return, calculated as follows:

(28.00 – 0.0028) / 28.00 = 99.99%

Conversely, an increase in the Spot Rate from the pricing date to the Observation Date means that the relevant Reference Currency has depreciated / weakened relative to the U.S. dollar from the pricing date to the Observation Date. This means that one unit of the relevant Reference Currency could purchase fewer U.S. dollars on the Observation Date than it could on the pricing date. Viewed another way, it would take more units of the relevant Reference Currency to purchase one U.S. dollar on the Observation Date than it did on the pricing date.

Example 3: The Russian ruble weakens from the Starting Spot Rate of 28 Russian rubles per U.S. dollar to the Ending Spot Rate of 30.80 Russian rubles per U.S. dollar.

The Reference Currency Return is equal to -10.00%, calculated as follows:

(28.00 – 30.80) / 28.00 = -10.00%

Example 4: The Russian ruble weakens from the Starting Spot Rate of 28 Russian rubles per U.S. dollar to the Ending Spot Rate of 112 Russian rubles per U.S. dollar.

The Reference Currency Return is equal to -150.00%, calculated as follows:

(28.00 – 112.00) / 28.00 = -300.00%

The hypothetical Reference Currency Returns set forth above assume a Starting Spot Rate of 28. The hypothetical Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments — Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar	PS-2

Selected Purchase Considerations

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CAPPED APPRECIATION POTENTIAL — The notes provide capped exposure to the performance of the Basket, without upside return enhancement. In addition, if the Ending Basket Level is greater than or equal to the Starting Basket Level, you may receive a fixed return of 8.00%, which we refer to as the Digital Return, at maturity even if the Basket has appreciated by less than the Digital Return. In no event will any Reference Currency Return equal or exceed 100% and, accordingly, the payment at maturity will not equal or exceed $2,000 per $1,000 principal amount note. Please see “How Do Currency Exchange Rates Work?” and “Selected Risk Considerations — Your Notes Are Subject to an Embedded Maximum Payment at Maturity” and “What is the Basket Return, Assuming a Range of Performances for the Reference Currencies?” in this pricing supplement for more information. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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LIMITED PROTECTION AGAINST LOSS — We will pay you your principal back at maturity if the Ending Basket Level is not less than the Starting Basket Level by more than 10%. However, if the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will be fully exposed to any depreciation in the Basket and may lose some or all of your principal. Under these circumstances, for every 1% that the Ending Basket Level is less than the Starting Basket Level, you will lose an amount equal to 1% of the principal amount of your notes. For additional clarification, please see “What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?” in this pricing supplement.

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EXPOSURE TO THE REFERENCE CURRENCIES VERSUS THE U.S. DOLLAR — The return on the notes is linked to the performance of a basket of currencies, which we refer to as the Reference Currencies, relative to the U.S. dollar, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the U.S. dollar, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Russian ruble and the Norwegian krone, each measured relative to the U.S. dollar.

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TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 197-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). Although the matter is uncertain, it is reasonable to treat the Section 988 Election as available. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and (b) filing the relevant statement verifying this election with your U.S. federal income tax return, or obtaining independent verification under procedures set forth in the Treasury Regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election.

However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

JPMorgan Structured Investments — Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar	PS-3

The discussion in the preceding paragraphs, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar or any contracts related to the Reference Currencies, the U.S. dollar or the respective exchange rates between the Reference Currencies and the U.S. dollar. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 197-A-I dated August 25, 2010.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive or negative. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the U.S. dollar. If the Ending Basket Level is less than the Starting Basket Level. If the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will be fully exposed to any depreciation in the Basket and may lose some or all of your principal. Under these circumstances, for every 1% that the Ending Basket Level is less than the Starting Basket Level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity.

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YOUR NOTES ARE SUBJECT TO AN EMBEDDED MAXIMUM PAYMENT AT MATURITY — Because the Reference Currency Returns are expressed as the Starting Spot Rate minus the Ending Spot Rate, divided by the Starting Spot Rate, your payment at maturity is subject to an embedded maximum payment at maturity. In no event will any Reference Currency Return equal or exceed 100% and, accordingly, the payment at maturity will not equal or exceed $2,000 per $1,000 principal amount note.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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THE BENEFIT PROVIDED BY THE CONTINGENT BUFFER AMOUNT MAY TERMINATE ON THE OBSERVATION DATE— If the Ending Basket Level is less than the Starting Basket Level by more than the 10% Contingent Buffer Amount, the benefit provided by the 10% Contingent Buffer Amount will terminate and you will be fully exposed to any depreciation in the Basket.

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MOVEMENTS IN THE EXCHANGE RATES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY BE HIGHLY CORRELATED — Because the performance of the Basket is determined by the performances of the Russian ruble and the Norwegian krone relative to the U.S. dollar, your notes will be exposed to currency exchange rate risk with respect to Russia, Norway and the United States. Movements in the exchange rates of the Russian ruble and the Norwegian krone relative to the U.S. dollar have been correlated historically. High correlation of movements in the exchange rates of the Reference Currencies relative to the U.S. dollar during periods of negative returns could have an adverse effect on your return on your investment at maturity. However, the movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may become uncorrelated in the future. See the immediately following risk factor for more information

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CHANGES IN THE EXCHANGE RATES OF THE REFERENCE CURRENCIES RELATIVE TO THE U.S. DOLLAR MAY OFFSET EACH OTHER —Movements in the exchange rates of the Reference Currencies relative to the U.S. dollar may not correlate with each other. At a time when the exchange rate of one of the Reference Currencies relative to the U.S. dollar increases, the exchange rate of one or more of the other Reference Currencies relative to the U.S. dollar may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, increases in the exchange rate of one of the Reference Currencies relative to the U.S. dollar may be moderated, or more than offset, by lesser increases or decreases in the exchange rate of the other Reference Currency relative to the U.S. dollar. For example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Russian ruble relative to the U.S. dollar may be moderated, or more than offset by, lesser increases or declines in the Spot Rate of the

JPMorgan Structured Investments — Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar	PS-4

Norwegian krone relative to the U.S. dollar. Depreciation by one Reference Currency relative to the U.S. dollar can result in a loss of some or all of your initial investment, even when the other Reference Currency appreciates significantly relative to the U.S. dollar

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THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL REFERENCE CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies individually, a combination of Reference Currencies or contracts related to the Reference Currencies for which there is an active secondary market.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Russia, Norway, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

—	existing and expected rates of inflation;
—	existing and expected interest rate levels;
—	the balance of payments in Russia, Norway and the United States, and between each country and its major trading partners;
—	the monetary policies of Russia, Norway and the United States, especially as related to the supply of money; and
—	the extent of governmental surplus or deficit in Russia, Norway and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Russia, Norway and the United States, and those of other countries important to international trade and finance.

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GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the U.S. dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

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BECAUSE ONE OF THE REFERENCE CURRENCIES IS AN EMERGING MARKETS CURRENCY, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of an equally weighted Basket of two currencies, one of which is an emerging markets currency (the Russian ruble). There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes.

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EVEN THOUGH THE REFERENCE CURRENCIES AND THE U.S. DOLLAR TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

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CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

JPMorgan Structured Investments — Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar	PS-5

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CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rates and the Reference Currency Returns. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 197-A-I for further information on what constitutes a market disruption event.

—	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

—	the expected volatility in the Reference Currencies and the U.S. dollar;
—	the time to maturity of the notes;
—	interest and yield rates in the market generally as well as in Russia, Norway and the United States;
—	the exchange rate and the volatility of the exchange rates of the U.S. dollar with respect to each of the Reference Currencies and the U.S. dollar;
—	changes in correlation between the Reference Currency exchange rates;
—	suspension or disruption of market trading in any or all of the Russian ruble, Norwegian krone or the U.S. dollar;
—	a variety of economic, financial, political, regulatory and judicial events; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar	PS-6

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Digital Return of 8.00% and the Contingent Buffer Amount of 10%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180.00	80.00%	80.00%
170.00	70.00%	70.00%
160.00	60.00%	60.00%
150.00	50.00%	50.00%
140.00	40.00%	40.00%
130.00	30.00%	30.00%
120.00	20.00%	20.00%
110.00	10.00%	10.00%
105.00	5.00%	8.00%
100.00	0.00%	8.00%
97.50	-2.50%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
89.99	-10.01%	-10.01%
85.00	-15.00%	-15.00%
80.00	-20.00%	-20.00%
70.00	-30.00%	-30.00%
60.00	-40.00%	-40.00%
50.00	-50.00%	-50.00%
40.00	-60.00%	-60.00%
30.00	-70.00%	-70.00%
20.00	-80.00%	-80.00%
10.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105.

Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, and the Basket Return of 5% is less than the Digital Return of 8.00%, you will receive the Digital Return of 8.00%. Accordingly, your payment at maturity is equal to $1,080 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 8.00%) = $1,080

Example 2: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 130.

Because the Ending Basket Level of 130 is greater than the Starting Basket Level of 100 and the Basket Return of 30% is greater than the Digital Return of 8.00%, your payment at maturity is equal to $1,300 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (130 – 100)/100] = $1,300

Example 3: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 95.

Because the Ending Basket Level of 95 is less than the Starting Basket Level of 100 but not by more than the buffer amount of 10%, you will receive the principal amount of your notes at maturity.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 60.

Because the Ending Basket Level of 60 is less than the Starting Basket Level of 100 by more than the buffer amount of 10%, your payment at maturity per $1,000 principal amount note is $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

JPMorgan Structured Investments — Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar	PS-7

What Is the Basket Return, Assuming a Range of Performances for the Reference Currencies?

The examples below illustrate hypothetical Basket Returns, assuming a range of performances for the Reference Currencies. The hypothetical Basket Returns set forth below assume a Starting Spot Rate of 28 for the Russian ruble relative to the U.S. dollar and a Starting Spot Rate of 5.4 for the Norwegian krone relative to the U.S. dollar. The Basket Returns set forth below are for illustrative purposes only and may not be the actual Basket Returns applicable to the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the examples below have been rounded for ease of analysis.

Example 1

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Russian ruble	50%	28.00	22.40	20.00%
Norwegian krone	50%	5.40	4.86	10.00%
			Basket Return:	15.00%

In this example, the Russian ruble appreciated in value relative to the U.S. dollar by 20% and the Norwegian krone appreciated in value relative to the U.S. dollar by 10%. Accordingly, the Reference Currency Returns for each Reference Currency relative to the U.S. dollar are 20% and 10%, respectively, and the Basket Return is 15%.

Example 2

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Russian ruble	50%	28.00	33.60	-20.00%
Norwegian krone	50%	5.40	5.94	-10.00%
			Basket Return:	-15.00%

In this example, the Russian ruble depreciated in value relative to the U.S. dollar by 20% and the Norwegian krone depreciated in value relative to the U.S. dollar by 10%. Accordingly, the Reference Currency Returns for each Reference Currency relative to the U.S. dollar are -20% and -10%, respectively, and the Basket Return is -15%.

Example 3

Reference Currency	Reference Currency Weight	Hypothetical Starting Spot Rate	Hypothetical Ending Spot Rate	Reference Currency Return
Russian ruble	50%	28.00	0.01	99.96%
Norwegian krone	50%	5.40	27.00	-400.00%
			Basket Return:	-100.00%

In this example, the Russian ruble appreciated in value relative to the U.S. dollar by 99.96% and the Norwegian krone depreciated in value relative to the U.S. dollar by -400%. Accordingly, the Reference Currency Returns for each Reference Currency relative to the U.S. dollar are 99.96% and -400%, respectively, and the Basket Return, which cannot be less than -100%, is -100%, resulting in the entire loss of your initial investment. This example demostrates (a) no Reference Currency Return will be equal to greater than 100% and (b) that depreciation by one Reference Currency relative to the U.S. dollar can result in a loss of some or all of your initial investment, even when the other Reference Currency appreciates significantly relative to the U.S. dollar.

JPMorgan Structured Investments — Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar	PS-8

Historical Information

The first two graphs below show the historical weekly performance of each Reference Currency relative to the U.S. dollar, expressed in terms of the conventional market quotation (which is the amount of the applicable Reference Currency that can be exchanged for one U.S. dollar, which we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg Financial Markets, from January 6, 2006 through June 3, 2011. The exchange rates of the Russian ruble and the Norwegian krone relative to the U.S. dollar, as shown on Bloomberg Financial Markets, on June 3, 2011 were 27.7985, and 5.3282, respectively. The Spot Rates of the Russian ruble and the Norwegian krone relative to the U.S. dollar on June 3, 2011, calculated in the manner set forth under “Additional Key Terms — Spot Rates” on page PS-1 of this pricing supplement, were 27.8821 and 5.3473, respectively.

The final graph on the following page shows the weekly performance of the Basket from January 6, 2006 through June 3, 2011, assuming that the Basket Closing Level on January 6, 2006 was 100 and that the exchange rates of each Reference Currency relative to the U.S. dollar on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in such graph were determined by using the rates reported by Bloomberg Financial Markets and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies relative to the U.S. dollar that would be derived from the applicable Reuters pages.

JPMorgan Structured Investments — Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar	PS-9

We obtained the data needed to construct the graph that displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency relative to the U.S. dollar and the Basket should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Basket will result in the return of any of your initial investment at maturity.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

JPMorgan Structured Investments — Digital Plus Contingent Buffered Notes Linked to the Performance of an Equally Weighted Basket of Two Currencies Relative to the U.S. Dollar	PS-10